FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the date of       December 20, 2002
                                ---------------------------

                      Commission file number   0001007023
                                              ------------

                         Trans-Orient Petroleum Ltd.

                 (Translation of registrant's name into English)

      887 HELMCKEN STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6Z 1B1

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(1):        .
                                              -------
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

   Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation ST Rule 101(b)(7):        .
                                              -------
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled, or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subkect of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                         No    X
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):        .
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Trans-Orient Petroleum Ltd.
                                        ---------------------------
                                        (Registrant)

Date:   20th December 2002              /s/ Garth Johnson
                                        ------------------------
                                        (Signature)

                                        Garth Johnson
                                        ------------------------
                                        (Name)

                                        President/Director
                                        ------------------------
                                        (Title)

                               BC FORM 51-901F

                               QUARTERLY REPORT


INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:                        TRANS-ORIENT PETROLEUM LTD.

ISSUER ADDRESS:                        887 HELMCKEN STREET
                                       VANCOUVER, BRITISH COLUMBIA
                                       V6Z 1B1

ISSUER TELEPHONE NUMBER:               (604) 682-6496

CONTACT PERSON:                        GARTH JOHNSON

CONTACT'S POSITION:                    PRESIDENT

CONTACT TELEPHONE NUMBER:              (604) 682-6496

CONTACT E-MAIL ADDRESS                 ir@transorient.com

WEB SITE ADDRESS                       www.transorient.com

FOR QUARTER ENDED:                     OCTOBER 31, 2002

DATE OF REPORT:                        DECEMBER 18, 2002


                                 CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Garth Johnson               "Garth Johnson"        02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)      DATE SIGNED (YY/MM/DD)

Bernhard Zinkhofer          "Bernhard Zinkhofer"   02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR            SIGNATURE (TYPED)      DATE SIGNED (YY/MM/DD)



-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
-------------------------------------------------------------------------------

                                              October 31, 2002            July 31, 2002
                                              (Unaudited - Prepared       (Audited)
                                              by Management)

Assets

Current

Cash and short-term deposits                    $   157,289                 $   293,124
Accounts receivable                                   7,192                       2,555
Due from associated companies                         3,730                       3,543
Due from related company                              8,842                      10,685
Prepaid expenses                                     29,276                      28,807
---------------------------------------------------------------------------------------
                                                    206,329                     338,714

Investment in associated companies                  744,441                     754,791
Property and equipment                              124,850                     127,483
Oil and gas interests                                     1                           1
---------------------------------------------------------------------------------------
Total Assets                                   $  1,075,621                $  1,220,989
=======================================================================================

Liabilities

Current

Accounts payable and accrued liabilities         $   57,377                  $   55,122
Due to associated company                            15,978                      14,326
---------------------------------------------------------------------------------------
Total Liabilities                                    73,355                      69,448
---------------------------------------------------------------------------------------

Shareholders' Equity

Common stock without par value;

Unlimited number of shares authorized;
  Issued and outstanding at October 31, 2002:
  2,416,823 shares (July 31, 2002: 2,416,823)
                                                 13,145,075                  13,145,075
Deficit                                         (12,142,809)                (11,993,534)
---------------------------------------------------------------------------------------
Total Shareholders' Equity                        1,002,266                   1,151,541
---------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity     $  1,075,621                $  1,220,989
=======================================================================================


-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

                                                     Three Months                  Three Months
                                                         Ended                         Ended
                                                      October 31,                   October 31,
                                                         2002                          2001
-------------------------------------------------------------------------------------------------
                      Expenses


General and administrative (Schedule)                $      28,701                 $      37,184
-------------------------------------------------------------------------------------------------
Loss before other items                                    (28,701)                      (37,184)

Other Items

Interest income                                                865                           707
Write-down of investment in associated company            (150,350)                     (202,036)
Gain on sale of investment in associated company                 -                         5,854
Recovery on loan write-down in associated company           28,911                             -
-------------------------------------------------------------------------------------------------
Net loss for the period                                   (149,275)                     (232,659)

Deficit - Beginning of period                          (11,993,534)                  (11,595,970)
-------------------------------------------------------------------------------------------------

Deficit - End of Period                              $ (12,142,809)                $ (11,828,629)
=================================================================================================

Loss per share  - basic                              $       (0.06)                $       (0.05)
                - diluted                            $       (0.06)                $       (0.05)
=================================================================================================

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

                                                      Three Months                  Three Months
                                                         Ended                         Ended
                                                      October 31,                   October, 31
                                                        2002                          2001
-------------------------------------------------------------------------------------------------
          Operating Activities

Net loss for the period                               $    (149,275)                $    (232,659)
Adjustments to reconcile net loss to
  cash applied to operating activities:
    Amortization                                              2,633                         3,096
    Write-down of investment in associated company
                                                            150,350                       202,036
    Gain on sale of investment in associated company
                                                                  -                        (5,854)
    Recovery of loan in associated company                  (28,911)                            -

Changes in non-cash working capital:
    Accounts receivable                                      (4,637)                          352
    Due from related company                                  1,843                        (1,702)
    Due from associated companies                              (187)                        2,566
    Prepaid expenses                                           (469)                       11,421
    Loan receivable from associated company                  28,911                             -
    Accounts payable and accrued liabilities                  2,255                        (9,019)
    Due to associated company                                 1,652                         1,307
---------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities          4,165                       (28,456)
---------------------------------------------------------------------------------------------------

Financing Activity

Common stock issued for cash                                      -                             -
---------------------------------------------------------------------------------------------------

Net cash provided by financing activity                           -                             -
---------------------------------------------------------------------------------------------------

Investing Activities

Proceeds from sale of investment in associated
    company                                                       -                        41,729
Purchase of investment in associated company               (140,000)                            -
---------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities        (140,000)                       41,729
---------------------------------------------------------------------------------------------------

Net increase (decrease) in cash during period              (135,835)                       13,273
Cash and short-term deposits - Beginning of period          293,124                       126,900
---------------------------------------------------------------------------------------------------

Cash and short-term deposits - End of period          $     157,289                 $     140,173
===================================================================================================


-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses (Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------

                                          Three Months             Three Months
                                             Ended                    Ended
                                          October 31,              October 31,
                                             2002                     2001
-------------------------------------------------------------------------------
General and Administrative Expenses

Accounting and audit                      $         95        $         29
Consulting fees                                      -               5,829
Corporate relations and development                  -                  42
Corporate capital tax                                -               3,935
Amortization                                     2,633               3,096
Filing and transfer agency fees                  1,247               1,121
Foreign exchange loss                              640               1,547
Investor relations                               6,168                   -
Legal                                              565               1,618
Office and miscellaneous                         2,926               4,476
Rent                                             3,902               4,072
Telephone                                        1,402               1,758
Travel, promotion and accommodation              3,139               2,210
Wages and benefits                               5,984               7,451
-------------------------------------------------------------------------------
                                              $ 28,701            $ 37,184
===============================================================================

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------
As at October 31, 2002
-------------------------------------------------------------------------------

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is actively engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At October 31, 2002, the Company held interests in four Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries DLJ Management Corp. and Reservoir Rock Holdings Limited and its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the three months ended October 31, 2002 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At October 31, 2002, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------
As at October 31, 2002
-------------------------------------------------------------------------------

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES (continued)

                                              Purchases      Write-down of
                                              (Disposals)    Investment in      October 31,    Percentage     Number of
                             July 31, 2002    During         Associated            2002           Of          Common
                             Carrying Value   the Year       Companies         Carrying Value  Ownership      Stock Held
    --------------------------------------------------------------------------------------------------------------------
    Equity Method:
    AMG Oil Ltd.             $       1        $       -      $           -     $         1        42.71%       8,200,000
                             -------------------------------------------------------------
    Cost Method:
    Verida Internet Corp.            1                -                  -               1         8.68%         844,642
    Indo-Pacific Energy Ltd.   714,789          140,000           (150,350)        704,439        11.97%         951,945
    Gondwana Energy, Ltd.       40,000                -                  -          40,000        19.05%       2,400,000
                             -------------------------------------------------------------
                               754,790          140,000           (150,350)        744,440
                             -------------------------------------------------------------
                             $ 754,791        $ 140,000      $    (150,350)    $   744,441
                             =============================================================

The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two.

At October 31, 2002, the estimated market values of the above shares are consistent with their carrying value.

Refer to Note 8

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG")

a)  Investment in Associated Companies

    Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

b)  Due from/to Related and Associated Parties

    At October 31, 2002, the Company was owed $8,842 (July 31, 2002 - $10,685)
    by TAG and $3,730 (July 31, 2002 - $3,543) by AMG. At October 31, 2002, the
    Company owed $15,978 (July 31, 2002 - (14,326) to Indo-Pacific. The Company was also owed $6,211 by a private company of the controlling shareholder of the Company. These amounts are non-interest bearing and have no fixed terms for repayment.

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------
As at October 31, 2002
-------------------------------------------------------------------------------


NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

c)  Loan Receivable from Associated Company

    Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that will be received per the agreement will be CAD$363,982, including principal and interest. For the three month period ending October 31, 2002 the Company has received CAD$45,497 (US$28,911).

    The Company has not received any payments after October 1, 2002 and was notified, during the period, by the payee that they are not in a financial position to continue paying the Company. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule and the Company is considering its legal options.

d)  Other

    During the period ended October 31, 2002, the Company paid $1,525 (October 31, 2001: $1,539) in rent to a private company wholly-owned by the former President of the Company. In addition, the Company has paid CAD$3,000 (October 31, 2001: Nil) in rent to TAG, pursuant to a month-to-month rental agreement entered into in the fiscal 2002 year.

    During the period ended October 31, 2002, the Company incurred approximately $334 (October 31, 2001: $2,023) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company incurred $2,118 (October 31, 2001: $2,879) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

                                                 Number
Issued and fully paid:                           of Shares               Amount
                                                 ----------       -------------

Balance at October 31, 2002 and July 31, 2002    2,416,823        $  13,145,075
                                                 ==========       =============

41,666 share purchase warrants expired as they were not exercised.

NOTE 6 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years.
The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

              October 31, 2002                     2,416,823
              October 31, 2001                     1,332,161

-------------------------------------------------------------------------------
TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)
-------------------------------------------------------------------------------
As at October 31, 2002
-------------------------------------------------------------------------------


NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 8 - SUBSEQUENT EVENTS

Investment in associated companies

The Company sold 63,000 shares of Indo-Pacific Energy with a carrying value of $46,620 for cash proceeds of $63,038, resulting in a gain of $16,418.

Share Purchase Warrants

61,111 share purchase warrants expired as they were not exercised.

                               BC FORM 51-901F

                               QUARTERLY REPORT


INCORPORATED AS PART OF SCHEDULES B & C


ISSUER DETAILS:

NAME OF ISSUER:              TRANS-ORIENT PETROLEUM LTD.

ISSUER ADDRESS:              887 HELMCKEN STREET
                             VANCOUVER, BRITISH COLUMBIA
                             V6Z 1B1

ISSUER TELEPHONE NUMBER:     (604) 682-6496

CONTACT PERSON:              GARTH JOHNSON

CONTACT'S POSITION:          PRESIDENT

CONTACT TELEPHONE NUMBER:    (604) 682-6496

CONTACT E-MAIL ADDRESS       ir@transorient.com

WEB SITE ADDRESS             www.transorient.com

FOR QUARTER ENDED:           OCTOBER 31, 2002

DATE OF REPORT:              DECEMBER  18, 2002


                                CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.


Garth Johnson           "Garth Johnson"           02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)         DATE SIGNED (YY/MM/DD)

Bernhard Zinkhofer      "Bernhard Zinkhofer"      02/12/18
_____________________________________________________________________________
NAME OF DIRECTOR        SIGNATURE (TYPED)         DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.
Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended October 31, 2002

1.  For the period under review:

a)  Summary of common shares issued:   None
b)  Summary of stock options granted:  None
c)  Summary of warrants granted:       None
d)  Summary of warrants expired:       Warrants to acquire 41,666 shares at a
                                       price of $9.00, expired as they were not exercised.

2.  As at the end of the of the period under review:

a)  Authorized capital:               Unlimited number of common shares without
                                      par value
    Issued and outstanding:           2,416,823 common shares

b)  Summary of stock options outstanding:

        Number        Price           Expiry
        of Shares     Per Share       Date
        ---------     ----------      ---------------
           55,556         $54.00      March 31, 2003
            5,000         $31.50      March 31, 2003
           27,778         $31.50      March 31, 2005
        ---------
           88,333
        =========

c)  Summary of warrants outstanding:

        Number        Price           Expiry
        of Shares     per Share       Date
        ---------     ----------      ---------------
           16,667          $9.00      November 15, 2002
           44,444          $3.60      December 15, 2002
        1,000,000          $0.25      June 12, 2003/
                           $0.30      June 12, 2004
        ---------
        1,061,111
        =========

d)  Total shares in escrow:        2,822 common shares

e)  List of directors
    and officers:                 Bernhard Zinkhofer,
                                  Michael Hart
                                  and Garth Johnson

TRANS-ORIENT PETROLEUM LTD.
Schedule C: Management Discussion
(Expressed in United States Dollars)

For the Period Ended October 31, 2002

Operations and financial

Trans-Orient Petroleum Ltd. (the "Company") has determined that it is in the Company's best interest to maintain its focus on international oil and gas exploration, while remaining open to evaluating new opportunities outside of the oil and gas industry. The Company plans to move forward and expand its exploration efforts four ways. First, by maximizing it's existing holdings in Indo-Pacific Energy Ltd. and AMG Oil Ltd., second, through direct investment into new exploration projects, third, through venture capital investments into existing exploration company's and fourth, through researching and evaluating new opportunities in new industries that may be available to the Company.

The Company intends to continue acquiring significant equity interests in associated companies and providing financial, managerial and technical support to aid in accelerating the achievement of the associated companies business goals and objectives. At October 31, 2002 the Company held interests in three active associated companies and one inactive associated company.

For the three-month period ended October 31, 2002, the Company recorded a net loss of $149,275 or $0.06 per share, versus $232,659 or $0.05 per share for the period ended October 31, 2001.

General and administrative expenses decreased to $28,701 for the period ended October 31, 2002 compared to $37,184 for the comparable period last year. The majority of the Company's expenses decreased for the three-month period ended October 31, 2002 when compared with the comparable period last year, with the exception of minor increases to accounting and audit, filing and transfer agency fees and travel, promotion and accommodation of $66, $126 and $929, respectively and a large increase in expense of $6,168 relating to investor relations. Accounts such as consulting, corporate capital tax, corporate relations and development, amortization, foreign exchange, legal, office and miscellaneous, rent, telephone, and wages and benefits decreased by $5,829, $3,935, $463, $907, $1,053, $1,550, $170, $356 and $1,467 respectively for the three month period ended October 31, 2002.

Losses before "other items" were equivalent to the general and administrative expenses for the three month period ended October 31, 2002 totaling $28,701 versus a loss of $37,184 for the comparable period last year.

"Other items", which affected the loss before income taxes for the year included a write-down of investment in associated company, Indo-Pacific Energy Ltd. The total write-down of $150,350 was a result of a decrease in the market value of Indo-Pacific during the first quarter of the 2003 fiscal year. This amount was partially offset with interest income of $865 and a recovery of a loan receivable previously written-off of $28,911.


Liquidity and Capital Resources

The Company had cash and short-term deposits of $157,289 at October 31, 2002 versus $293,124 at July 31, 2002. The decrease in cash and short-term deposits is attributable to cash of $140,000 being invested in an additional 175,000 shares of Indo-Pacific as the Company's general and administrative expenses of $28,701 were basically offset with proceeds of the loan recovery totaling $28,911. Working capital as at October 31, 2002 was $132,974 versus $269,266 at July 31, 2002. The Company has no long-term liabilities.

During the three-month period ended October 31, 2002, $4,165 in cash was provided by operating activities, versus a use of cash of $28,456 for operating activities for the comparable period last year.

During the three-month periods ended October 31, 2002 and 2001 the Company did not complete any financing activities.

The Company's sole investing activity for the three-month period ended October 31, 2002 consisted of purchasing 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two. During the comparable period last year the Company sold 28,700 shares of Indo-Pacific for net proceeds of $41,729 that had a carrying value of $35,875, resulting in a gain of $5,854.

The net effect of the above noted transactions was a net use of cash of $135,835 for the year three-month period ended October 31, 2002 compared to a net provision of cash totaling $13,273 for the comparable period in 2001.

Other information

Investor Relations

During the period under review, the Company's investor relation's activities consisted of issuing press releases and annual reports and answering telephone calls and e-mail requests for information from shareholders. The Company paid Republic Communications $6,000 for Investor Relations work.

Loan Receivable from Associated Company

The Company has not received any payments after October 1, 2002 and was notified, during the period, by the payee that they are not in a financial position to continue paying the Company. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule and the Company is considering its legal options.

Subsequent Events

Warrants to acquire 61,111 shares at a prices of $3.60 and $9.00, expired as they were not exercised.

The Company sold 63,000 shares of Indo-Pacific Energy with a carrying value of $46,620 for cash proceeds of $63,038, resulting in a gain of $16,418.


For further shareholder information contact Shareholder Relations at Tel:
1-866-414-4144, Fax: 604-662-4677 or Email: ir@trans-orient.com.

CORPORATE INFORMATION

        DIRECTORS AND OFFICERS                LEGAL COUNSEL

Garth Johnson, CGA                            Lang Michener
President, CEO, CFO, Secretary, Director (1)  Vancouver, British Columbia
Vancouver, British Columbia                   Rudd Watts & Stone
Michael Hart                                  Wellington, New Zealand
Director (1)
Vancouver, B.C.                               AUDITORS
Bernhard Zinkhofer, B.Comm., C.A., LL.B
Director (1)                                  Sadovnick Telford & Skov
Vancouver, British Columbia                   Vancouver, British Columbia

(1) Member of audit committee                 BDO SPICERS
                                              Wellington, New Zealand
CORPORATE OFFICES
                                              REGISTRAR AND TRANSFER AGENTS
887 Helmcken Street
Vancouver, British Columbia                   Computershare Trust Company
Canada V6Z 1B1                                Corporate Services Division
Telephone: 1-604-682-6496                     4th Floor, 510 Burrard Street
Facsimile: 1-604-682-1174                     Vancouver, British Columbia
Website: www.transorient.com                  Canada  V6C 3B9
                                              Telephone:  1-888-661-5566
SHAREHOLDER RELATIONS                         Facsimile:  1-604-661-9480
                                              Email:  inquire@montrealtrust.com
Telephone: 1-866-414-4144
Facsimile: 1-604-662-4677                     National Registry Services
Email: ir@transorient.com                     Level 2, 70 Symonds Street
                                              Auckland, New Zealand
SUBSIDIARIES                                  Telephone: 649-302-0696
                                              Facsimile: 649-302-0339
DLJ Management Corp.
Reservoir Rock Holdings Limited               SHARE LISTINGS
Trans-Orient Petroleum (NZ) Limited
                                              OTCBB: TOPTF
BANKERS
                                 ANNUAL GENERAL MEETING
Bank of Montreal
Vancouver, British Columbia      The annual general meeting is to be held
ASB Bank                         On January 17, 2003 at the offices of Lang
Wellington, New Zealand          Michener, Barristers & Solicitors, Suite 1500
                                 1055 West Georgia St. Vancouver, B.C. at
SHARE CAPITAL                    10:00am.

At October 31, 2002, there are 2,416,823 shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

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